

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Mr. Arthur M. Read II, Esq., Director
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, Rhode Island 02886

> **Re: Powerdyne International, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2011**
> **File No. 333-172509**

Dear Mr. Read:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

In this regard, we note the following:

• We note the Form S-1 includes financial statements of Powerdyne International, Inc ("Powerdyne") for the period from February 2, 2010 (inception) to December 31, 2010 and that the registrant, Greenmark Acquisition Corp ("Greenmark"), merged with Powerdyne in February 2011. Until you publish financial statements for a period that includes the date of the merger, you must present separate sets of historical financial statements for each company participating in the merger and those financial statements must be presented on a pre-merger basis. Accordingly, please revise to include financial statements of Greenmark. Please also present pro forma financial information that gives effect to the merger. Refer to the guidance of Rules 8-02, 8-03, and 8-05 of Regulation S-X.

• We note that the S-1 presents financial statements of Powerdyne from an inception date of February 2, however, disclosure on page 26 of the Form S-1 indicates that Mr. Euga has worked on the development of Powerdyne since 2002. Please explain to us why there are no financial statements of Powerdyne as a corporation or other legal entity for periods prior to 2010. Alternatively, revise to present the predecessor financial statements of Powerdyne (Nevada). There should be no lapse in periods between predecessor and successor financial statements.

- We note that Greenmark was a shell company at the time of the merger with Powerdyne. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. The 8-K must include the information, including financial statements, that the acquired business would be required to file to register a class of securities under Section 12 of the Exchange Act using Form 10. We believe Greenmark was a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior to the merger with Powerdyne because it had nominal operations and assets consisting of any amount of cash and cash equivalents and nominal other assets. Accordingly, please file a Form 8-K to provide the necessary Form 10 information, historical financial statements of Powerdyne and pro forma information.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director